FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

GBS Retirement Services, Inc.
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2025

# Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-46433

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **January 1, 2025** AND ENDING **December 31, 2025**

               MM/DD/YY              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GBS Retirement Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**2850 Golf Road**

(No. and Street)

| **Rolling Meadows** | **IL** | **60008** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Patrick Amaya** | **(951)977-2671** | patrick_amaya@ajg.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Ernst & Young LLP**

(Name – if individual, state last, first, and middle name)

| **155 N. Wacker Dr.** | **Chicago** | **IL** | **60606** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
|---|---|

FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Patrick Amaya _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GBS Retirement Services, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

Chief Compliance Officer _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Orange }

Subscribed and sworn to (or affirmed) before me on this 13th (Date) day of March (Month), 2026 (Year)

by Patrick Amaya

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Marley Montoya
*Signature of Notary Public*

MARLEY MONTOYA
Notary Public - California
Orange County
Commission # 2544252
My Comm. Expires Jan 3, 2030

*Seal*
*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: 3/13/2026

Number of Pages: 3

Signer(s) Other Than Named Above: ——



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of GBS Retirement Services, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) as of December 31, 2025, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The accompanying information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

March 27, 2026

# GBS Retirement Services, Inc.

## Statement of Financial Condition

### December 31, 2025

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 13,900,862 |
| Commissions receivable | | 3,179,439 |
| Accounts receivable - affiliates | | 28,423 |
| Deferred tax asset, net | | 4,789 |
| Fixed assets – at cost (includes accumulated depreciation of $56,722) | | 13,746 |
| Other assets | | 70,480 |
| Total assets | $ | 17,197,739 |

**Liabilities and stockholder's equity**

| | | |
|---|---|---:|
| Accounts payable – affiliates | $ | 356,732 |
| Income tax payable | | 943,281 |
| Other liabilities | | 505,020 |
| Total liabilities | | 1,805,033 |
| | | |
| Stockholder's equity: | | |
| Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares | | 1,000 |
| Capital in excess of par value | | 1,542,432 |
| Retained earnings | | 13,849,274 |
| Total stockholder's equity | | 15,392,706 |
| Total liabilities and stockholder's equity | $ | 17,197,739 |

*See accompanying notes.*

# GBS Retirement Services, Inc.

## Statement of Income

### Year Ended December 31, 2025

**Revenues**

| | |
|---|---:|
| Commissions | $ 10,475,840 |
| Investment income | 1,210 |
| Total revenues | 10,477,050 |

**Expenses**

| | |
|---|---:|
| Professional fees | 4,825,493 |
| Salaries and employee benefits | 658,813 |
| Other operating expenses | 1,534,981 |
| Total expenses | 7,019,287 |
| | |
| Income before income taxes | 3,457,763 |
| | |
| Income tax expense (benefit): | |
|   Current | 919,759 |
|   Deferred | (20,414) |
| Total income tax expense (benefit) | 899,345 |
| | |
| Net income | $ 2,558,418 |

*See accompanying notes.*

# GBS Retirement Services, Inc.

## Statement of Changes in Stockholder's Equity

Year Ended December 31, 2025

| | Common Stock | | Capital in Excess of Par Value | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at January 1, 2025 | $ | 1,000 | $ 566,319 | $ 11,290,856 | 11,858,175 |
| Capital Contribution from : Arthur J. Gallagher & Co. | | – | 976,113 | – | 976,113 |
| Net income | | – | – | 2,558,418 | 2,558,418 |
| Balance at December 31, 2025 | $ | 1,000 | $ 1,542,432 | $ 13,849,274 | $ 15,392,706 |

*See accompanying notes.*

Statement of Cash Flows

Year Ended December 31, 2025

**Operating activities**

| | | |
|---|---|---|
| Net income | $ | 2,558,418 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Deferred income taxes | | (20,414) |
| Depreciation | | 7,494 |
| Change in commissions receivable | | 956,947 |
| Change in amounts due to/from affiliates | | (25,202,197) |
| Change in other assets | | 7,577 |
| Change in income tax receivable/payable | | 919,759 |
| Change in other liabilities | | 9,648 |
| Net cash used in operating activities | | (20,762,768) |

**Investing activities**

| | | |
|---|---|---|
| Purchases of fixed assets | | (8,499) |
| Net cash used in investing activities | | (8,499) |
| | | |
| Net decrease in cash and cash equivalents | | (20,771,267) |
| Cash and cash equivalents at beginning of year | | 34,672,129 |
| Cash and cash equivalents at end of year | $ | 13,900,862 |
| | | |
| Noncash financing activities: | | |
| Capital Contribution from Arthur J. Gallagher & Co. | $ | 976,113 |

*See accompanying notes.*

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2025

## 1. Summary of Significant Accounting Policies

### Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 56% of the Company's commission revenue was collectively received from four insurance carriers.

The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company has a Broker Dealer Commission Agreement (the Commission Agreement) with Triad Financial, Inc. (Triad). In 2024, Triad was acquired by Osaic Wealth Management, Inc. (Osaic) and the existing Commission Agreement was assumed by Osaic. Under the terms of the Commission Agreement, employees of Gallagher are registered representatives of Osaic. The representatives have access to Gallagher's customer base and are authorized to provide brokerage services, defined as the sale of securities, for a commission. These representatives have access to products, materials, and services offered by Osaic. In return for access to the Osaic offerings, the Company pays Osaic a percentage of its commissions, which are recorded as a reduction in commission revenues. The Company is registered as an introducing broker-dealer for the sole purpose of receiving commissions from Triad and does not handle or maintain customer funds.

**1. Summary of Significant Accounting Policies (continued)**

**Use of Estimates**

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2025, the Company had all of its cash and cash equivalents invested at three financial institutions. There is no restricted cash at December 31, 2025. Cash equivalents at December 31, 2025 include $13,880,000 invested in low risk money market accounts held in a Goldman Sachs asset management account. The carrying amounts of all cash and cash equivalents approximate fair value because of the short-term duration of these instruments and are classified within Level 1 of the fair value hierarchy.

**Revenue Recognition**

The Company generates commission revenue for service arrangements with clients. The performance obligations and transaction price (fees and rates) are governed by a written contract, and revenue is recognized over time as the delivery of services occurs and the services are invoiced.

The Company may contract with clients to perform services specified in a contract for a specified fee. These services are considered a single performance obligation and are recognized as invoiced.

Certain commissions are earned for the placement of a product or policy. The transaction price is based on the applicable commission rates established for each product or policy. The commissions are recognized at the time of placement.

**Salaries and Employee Benefits**

Certain employees of the Company are responsible for the oversight and supervision of other GBS entities. The Company allocates a portion of their salaries and benefits to other GBS entities based on relative time spent supporting each entity. The allocation of these expenses is classified as salaries and employee benefits.

**1. Summary of Significant Accounting Policies (continued)**

**Professional Fees and Other Operating Expenses**

Professional fees represent expenses incurred by GBS owned entities while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to total retirement revenue generated by the consultants across all GBS owned entities. Other operating expenses incurred by GBS and allocated to the Company based on revenue include amortization of assets utilized in the generation of revenue earned by the Company.

**Income Taxes**

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

**Fidelity Bond**

The Company maintains a $15,000,000 fidelity bond.

**Recent Accounting Pronouncements**

*Income Taxes*

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2025. We adopted this ASU as of December 31, 2025, which affected our income taxes disclosure. See Note 2 to these financial statements for further detail regarding the impact of this ASU.

## 1. Summary of Significant Accounting Policies (continued)

*Disaggregation of Income Statement Expenses*

In November 2024, the FASB issued ASU 2024-03, *Income Statement Reporting–Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses.* The standard update improves the disclosures about a public business entity's expenses by requiring more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation and amortization) included within income statement expense captions. The guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The standard updates are to be applied prospectively with the option for retrospective application. We are currently evaluating the impact of adoption of the standard update on our financial statement disclosures.

## 2. Fair Value

The FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

* Level 1 inputs are based on unadjusted quoted prices in active markets for identical financial instruments;

* Level 2 inputs are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

* Level 3 are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

**2. Fair Value (continued)**

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The carrying amounts of financial assets and liabilities reported in this Statement of Financial Condition for cash and cash equivalents, accounts receivable, net, due from Parent, payable to Parent and accounts payable, accrued expenses and other liabilities, at December 31, 2025, approximate fair value because of the short-term duration of these instruments. There were no transfers between Levels 1, 2, or 3 during the year.

**3. Income Taxes**

Significant components of the income tax expense in 2025, include the following:

| | | |
|---|---|---:|
| Current: | | |
| Federal | $ | 690,600 |
| State | | 229,159 |
| Deferred: | | |
| Federal | | (16,488) |
| State | | (3,926) |
| | | |
| Income tax expense | $ | 899,345 |

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (ASU 2023-09), which requires a Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 also requires the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions.

### 3. Income Taxes (continued)

We have adopted ASU 2023-09 using a prospective transition method.  A reconciliation of the provision for income taxes with the US Federal Statutory income tax rate is as follows:

| | Amount | % of Pretax earnings |
|---|---|---|
| US Federal Statutory Income Tax | $ 726,130 | 21.0% |
| | | |
| Domestic Federal: | | |
| Non Taxable/Non Deductible Items | | |
| Other | 17,745 | 0.5% |
| Domestic state and local income taxes, net of Fed Benefit * | 155,470 | 4.5% |
| Expense for Income Taxes | $ 899,345 | 26.0% |

*In 2025, state and local income taxes in Minnesota and New York comprised the majority of the state and local income taxes, net of federal effect category.

At December 31, 2025, the Company recorded gross deferred tax assets and liabilities of $23,823 and $19,034, respectively.  The Company's net deferred income tax asset is attributable to differences in deferred compensation and prepaid assets.

During 2025 there was no valuation allowance or change in the valuation allowance.  The effective tax rate is greater than federal statutory rate of 21%, due principally to state income taxes.  During 2025, the Company settled an income tax payable to Gallagher through a non-cash capital contribution of $976,113.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2025.  The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes.  At December 31, 2025, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group.  At December 31, 2025, the Gallagher consolidated group corporate returns have been examined by the IRS or the statute had lapsed through calendar year 2021. The Gallagher consolidated income tax return for December 31, 2022 is currently under IRS federal audit. In addition, from 2021 forward, various state jurisdictions remain open.

**3. Income Taxes (continued)**

The Inflation Reduction Act enacted a book-based Corporate Alternative Minimum Tax (CAMT) for years beginning after 2022. The CAMT imposes a minimum 15% cash tax on adjusted book income before general business credits. As such, the Company is not subject to the CAMT.

**4. Related-Party Transactions**

Professional fees represent expenses incurred by GBS and other GBS owned entities while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to total retirement revenue generated by the consultants across all GBS owned entities. The amount of this allocation for 2025 was $4,825,493.

Certain employees of the Company are responsible for the oversight and supervision of other GBS entities. The Company allocates a portion of their salaries, benefits and other operating expenses to other GBS entities based on relative time spent supporting each entity. The allocation of these expenses is classified as salaries and employee benefits. The total allocation from the Company was $8,554,555.

Certain operating expenses are allocated directly by GBS to the Company based on revenue ratios. These expenses include supervision, technology, licensing, compliance, finance and accounting support. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. The amount allocated to the Company in 2025 by GBS was $1,291,221.

Intercompany receivables and payables may be settled with Gallagher related parties subject to a Master Multilateral Netting Agreement that the Company has in place.

**5. Commitments**

The Company intends to continue to make periodic distributions to GBS while maintaining net capital in excess of its required amount.

**6. Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions.  The net capital rules may effectively restrict the payment of cash dividends.  Net capital and the related net capital ratio may fluctuate on a daily basis.  At December 31, 2025, the Company had net capital (as defined under Rule 15c3-1) of $12,095,829 and a net capital requirement of $120,336.  The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

**7. Subsequent Events**

In the preparation of the Company's financial statements as of December 31, 2025, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through March 27, 2026, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.  No additional matters were noted.

# Supplementary Information

## GBS Retirement Services, Inc.

### Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

**Net capital**

| | | |
|---|---|---|
| Stockholder's equity | $ | 15,392,706 |
| Less non-allowable assets | | 3,296,877 |
| Net capital | $ | 12,095,829 |
| | | |
| Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000) | $ | 120,336 |
| | | |
| Excess net capital | $ | 11,975,493 |

**Aggregate indebtedness**

| | | |
|---|---|---|
| Accounts payable and other liabilities | $ | 1,805,033 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.15 |
| | | |
| Non-allowable assets: | | |
| Commissions receivable | $ | 3,179,439 |
| Fixed assets – at cost (includes accumulated depreciation of $56,722) | | 13,746 |
| Accounts receivable - affiliates | | 28,423 |
| Deferred tax asset, net | | 4,789 |
| Other assets | | 70,480 |
| | $ | 3,296,877 |

*No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2025 submitted March 26, 2026.*



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
ey.com

**Report of Independent Registered Public Accounting Firm**

The Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for GBS Retirement Services, Inc., in which GBS Retirement Services, Inc. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to receiving transaction based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

March 27, 2026



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

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**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Stockholder and Management of GBS Retirement Services Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of GBS Retirement Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. No findings were found as a result of applying the procedure.

2.  Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025. No findings were found as a result of applying the procedure.

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No findings were found as a result of applying the procedure.

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public

Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, and in accordance with guidance from SIPC, for purposes of performing procedures 1, 2,3 and 4 above, differences of $1 or less will not be reported in our findings.
We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*Ernst & Young LLP*

March 27, 2026